UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INARI MEDICAL, INC.

(Name of Subject Company)

INARI MEDICAL, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Andrew Hykes

Chief Executive Officer

6001 Oak Canyon, Suite 100

Irvine, California 92618

Telephone: (877) 923-4747

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Raaj S. Narayan, Esq.

Steven R. Green, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

•

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by Inari Medical, Inc. on January 6, 2025 (including all exhibits attached thereto) is incorporated herein by reference.

Forward-Looking Statements

This communication may contain “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Inari and members of its management team. Forward-looking statements may include, without limitation, statements about the closing of the proposed acquisition of Inari and the expected benefits of such transaction. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.

AActual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Inari’s stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived on the anticipated timeframe or at all, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of Inari’s control; transaction costs; the risk of litigation and/or regulatory actions related to the proposed transaction; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in Inari’s periodic and other reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K.

All forward-looking statements contained in this communication are based on information available to Inari as of the date hereof and are made only as of the date of this release. Inari undertakes no obligation to update such information except as required under applicable law. These forward-looking statements should not be relied upon as representing Inari’s views as of any date subsequent to the date of this communication. In light of the foregoing, investors are urged not to rely on any forward-looking statement in reaching any conclusion or making any investment decision about any securities of Inari.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Inari nor is it a substitute for any tender offer materials that Parent, Merger Sub or Inari will file with the U.S Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of Inari will be made only pursuant to an offer to purchase and related materials that Parent intends to file with the SEC. At the time the tender offer is commenced, Parent will file a Tender Offer Statement on Schedule TO with the SEC, and Inari will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. INARI’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Inari at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Parent or Inari. Copies of the documents filed with the SEC by Inari will be available free of charge under the “Company Information—Investors” section of Inari’s website at inarimedical.com.

Inari files annual, quarterly and current reports, proxy statements and other information with the SEC. Inari’s filings with the SEC are available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.